John M. Mutkoski 617.570.1073 jmutkoski@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 16, 2007

VIA EDGAR AND COURIER

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Animal Health International, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 4, 2007

File No. 333-137656

Dear Mr. H. Christopher Owings:

This letter is submitted on behalf of Animal Health International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on September 28, 2006 (the “Registration Statement”), as amended by Amendment No. 1 filed on November 8, 2006 (“Amendment No. 1”), Amendment No. 2 filed on December 13, 2006 (“Amendment No. 2”), and Amendment No. 3 filed on January 4, 2007 (“Amendment No. 3”), as set forth in your letter dated January 12, 2007 to James C. Robison (the “Comment Letter”).

As the Staff will see, the Company has chosen to delay the printing of preliminary prospectuses. The Company is hopeful that the Staff will find a few minutes during the day today to review the responses in this letter. Representatives of the Company, KPMG and Goodwin Procter will be available throughout the day if the Staff has any questions with respect to these responses. While the Company believes that its accounting treatment described in response to comment 2 is correct (and KPMG has obtained clearance of that treatment from its national office), the Company also believes that any changes that might result from any revisions suggested by the Staff would not be material to investors. As a result, if your schedules do not permit the Staff to clear these comments today, the Company might choose to file Amendment 4 and print preliminary prospectuses as early as tonight. The Company thanks the Staff in advance for its prompt attention to the responses contained in this letter.

Mr. H. Christopher Owings

January 16, 2007

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of this letter.

Animal Health International, Inc.

Form S-1

Make selective acquisitions, p.47

Comment No. 1

Please provide us with your significance test pursuant to the conditions specified in Rule 210.1-02(w) of Regulation S-X related to your acquisitions of Hawaii Mega-Cor., Farm City Animal Supply and Paul E. Blackmer, DVM Inc. Refer to Rule 3-05 of Regulations S-X and SAB Topic 1:J.

Response to Comment No. 1

The Company respectfully advises the Staff that Rule 3-05 (b)(2)(i) states that if none of the conditions cited in Rule 1-02(w) exceed twenty percent (20%) individually or fifty percent (50%) in aggregate, no disclosure is required. Rule 1-02(w) defines the conditions as (1) investments in and advances to, (2) total assets and (3) income from continuing operations before income taxes. The following table shows that the recent acquisitions of Hawaii Mega-Cor, Farm City Animal Supply and Paul E. Blackmer, DVM, Inc. individually, or in aggregate, do not require disclosure based on these conditions or the guidance provided in SAB topic 1: J.

							Aggregate
	Hawaii Mega-Cor		Farm City Animal Supply		Paul E. Blackmer, DVM, Inc.		Total	%	AHI
Investment (in thousands)	8,832	3.0%	2,900	1.0%	4,700	1.6%	13,432	5.6%	294,337
Total Assets (in thousands)	9,892	3.4%	4,818	1.6%	5,988	2.0%	20,698	7.0%	294,337
Pre-tax income (in thousands)	749	6.9%	483	4.4%	116	1.1%	1,348	12.3%	10,929

(4) Acquisitions, page F-17

Comment No. 2

We note your response to comment 6 in our letter dated December 28, 2006 and the revisions to your disclosure. Please tell us why your analysis of the fair value of Walco

Mr. H. Christopher Owings

January 16, 2007

Holdings, Inc. does not include all the cash paid to seller as disclosed in your footnote. Additionally, please tell us how you recorded management’s residual interest valued at predecessor basis.

Response to Comment No. 2

The Company respectfully advises the Staff that one of the sellers’ of the Company, referred to in footnote 4 on page F-17, was also a debt holder. The amount paid for accrued interest was included in the “Cash paid to seller” line rather than the “Repayments of debt assumed” line in that footnote.

Following is a reconciliation:

Cash paid to seller in footnote 4	$127,953

Less: Payment of accrued interest on debt to seller	(649)

Debt discount not included in change in debt for EITF 88-16 analysis	(215)
Rounding on various numbers and other miscellaneous items	(632)

Walco valuation included in response to comment no. 6	$126,457

In addition, the Company’s understanding from the conference call held on January 12, 2007, relating to the last sentence of comment no. 2, is a question as to why the amount of common equity in the Company’s financial statements of $(9,408) is different than the $(7,823) of common equity in the Company’s response to comment no. 6 in the Company’s January 4, 2007 letter to the Staff. In that regard, management had predecessor basis of $1,642 in Walco Holdings, Inc. Management purchased preferred stock and common stock in Animal Health International, Inc. (AHI). The preferred stock in AHI is considered temporary equity in accordance with EITF D-98. Therefore, a portion of the carryover basis would be considered attributable to the preferred stock. It is the Company’s view, and the Company discussed this with KPMG’s national office, that the preferred stock, which is outside of permanent equity, should be reported at fair value and the difference between managements’ preferred stock at fair value (FV) and the predecessor basis has been recorded in permanent equity. The Company also notes the preferred (temporary) equity will be converted to common (permanent) equity upon completion of the offering. Regardless of where the carryover basis is recorded before the completion of the offering, it will all be reflected in common (permanent) equity after completion of the offering and therefore have no impact on the Company’s financial statements on a go forward basis.

Mr. H. Christopher Owings

January 16, 2007

Following is an analysis:

Total equity issued to management (permanent and temporary)	$3,177
Managements’ predecessor basis	1,642

Excess of fair value over predecessor basis	$1,535

Management’s common (permanent) equity in AHI at FV	$57	1.8%
Managements preferred (temporary) equity in AHI at FV	3,120	98.2%

The Company has recorded the entire $1,535 of excess of fair value over predecessor basis in permanent equity. If the excess of fair value over predecessor basis had been allocated to preferred (temporary) equity, the preferred equity would have decreased by $1,507 (98.2% x 1,535). It is the Company’s view the preferred (temporary) equity should be valued at fair value and the entire amount of the fair value over predecessor basis should be reflected in permanent equity.

Following is a reconciliation:

AHI common equity as reflected in response to comment no. 6	$(7,823)
Excess of FV over predecessor basis attributable to preferred	(1,507)
Rounding differences from computation in response to comment no. 6	(53)
Other insignificant differences	(25)

AHI common equity as reflected in the financial statements	$(9,408)

The Company also notes the preferred (temporary) equity will be converted to common (permanent) equity upon the completion of the offering. In addition, it is the Company’s view that EITF 88-16’s definition of Residual Interest and EITF 88-16A excludes redeemable preferred stock. EITF 88-16 also defines shareholder as a Residual Interest holder. As a result of all of the above, the Company believes its accounting is appropriate, its redeemable preferred stock should be stated at fair value, and the difference between fair value and predecessor basis attributable to management’s redeemable preferred stock should be reflected in permanent equity.

* * *

Mr. H. Christopher Owings

January 16, 2007

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1073 or Michael S. Turner at (617) 570-1163.

Sincerely,

/s/ John M. Mutkoski
John M. Mutkoski

Enclosures

cc:	James C. Robison, Animal Health International, Inc.
William F. Lacey, Animal Health International, Inc.
Damian Olthoff, Animal Health International, Inc.
Michael S. Turner, Goodwin Procter LLP

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